                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)

                              Amtech Systems, Inc.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   032332-50-4
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 26, 2006
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

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(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

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CUSIP No. 032332-50-4                  13D                     Page 2 of 8 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Richard L. Scott
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*

                    PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  487,443
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              487,443
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    487,443
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   14.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 032332-50-4                  13D                     Page 3 of 8 Pages
-------------------------                                   --------------------

         This  Amendment No. 4 amends the Schedule 13D filed by Richard L. Scott
("Reporting  Person") on May 2, 2005 (the  "Schedule  13D"),  as amended May 15,
2006,  June 27, 2006 and  November 27, 2006 with respect to shares of the Common
Stock,  $.01 par value ("Common  Stock"),  of Amtech  Systems,  Inc., an Arizona
corporation (the "Issuer").  Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Schedule 13D.

         The following Items are hereby amended as follows:

         Item 3 is hereby amended and restated to read as follows:

         Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The  Reporting   Person  has  used  personal  funds  of   approximately
$2,455,231.40  to  acquire  the  487,443  shares  of Common  Stock  owned by the
Reporting Person  (including funds to acquire shares of Series A Preferred which have been  converted  into Common  Stock).  The shares were  purchased by Amtech
Investments, LLC, an entity controlled by the Reporting Person.

         Item 4 is hereby amended to add the following:

         On December 26, 2006, an affiliate of the Reporting  Person delivered a letter to the  President and Chief  Executive  Officer of the Issuer in which it questions  the Issuer's  intention to raise $15 million in a public  offering of
common  stock  (the  "Offering").   The  letter  states  that  while  exploiting
significant  opportunities in the solar industry may require  additional working capital,  it is  not in the  best  interest  of  the  existing  stockholders  to undertake the Offering, that relative to both comparable companies and intrinsic value,  the Offering  significantly  undervalues  the Issuer and that should the
Issuer proceed as planned,  significant  value will be transferred from existing stockholders to stockholders  participating in the Offering. The letter requests that the Issuer  immediately  withdraw the Form S-1 registering the Offering and terminate  the  engagement  with its financial  advisor.  The letter states that unless the Issuer can convince the Reporting  Person that the Offering is in the best  interests of the  stockholders  or withdraws the  Offering,  the Reporting
Person's  only  option  will be to take  action  to call a  Special  Meeting  of
Stockholders  to seek the votes necessary to change the composition of the Board of Directors in a manner that will protect the interests of the stockholders.  A copy of the letter is attached hereto and incorporated herein by reference.  The
Reporting Person reserves the right to take any and all other action required to protect its investment in the Issuer including nominating directors at an annual meeting.

         Item 5 is hereby amended and restated to read as follows:

         Item 5. INTEREST IN SECURITIES OF THE ISSUER.

-------------------------                                   --------------------
CUSIP No. 032332-50-4                  13D                     Page 4 of 8 Pages
-------------------------                                   --------------------

         On March 20, 2006, the Reporting Person converted all 312,500 shares of
Series A Convertible Preferred Stock owned by Amtech Investments, LLC, an entity controlled by the Reporting Person, into 312,500 shares of Common Stock.

         The 487,443  shares of the Common Stock owned by the  Reporting  Person constitute  14.00% of the  outstanding  Common  Stock of the Issuer based on the outstanding  shares of the Issuer's  Common Stock set forth on the Issuer's most recent Form 10-K.

         The Reporting Person has sole voting and dispositive power with respect to the Common Stock.

         The Reporting Person purchased the following shares of the Common Stock of the Issuer in open market transactions since the filing of Amendment No. 3 to the Schedule 13D:

Purchase Date             No. of Shares                Price Per Share
12/22/2006                3,389                        $ 7.0991

         The  Common   Stock  was   purchased  as  set  forth  above  by  Amtech
Investments, LLC, an entity controlled by the Reporting Person.

         The  Reporting  Person has not  purchased  or sold any other  shares of
Common Stock of the Issuer  since the filing of Amendment  No. 3 to the Schedule
13D.

         Item 7 is hereby amended to add the following exhibit:

         Exhibit 2.  Letter to the  President  and Chief  Executive  Officer  of
                     Amtech Systems, Inc., dated December 26, 2006.

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CUSIP No. 032332-50-4                  13D                     Page 5 of 8 Pages
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                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 27, 2006

                                             /s/ Richard L. Scott
                                             -----------------------------------
                                             Richard L. Scott

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CUSIP No. 032332-50-4                  13D                     Page 6 of 8 Pages
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                                  EXHIBIT INDEX

     Exhibit                                                               Page
     -------                                                               ----

1.   Subscription  Agreement dated as of April 22, 2005,  between           --
     Amtech Investments, LLC and Amtech Systems, Inc.

2.   Letter from Amtech  Investments,  LLC to the  President  and          7-8
     Chief  Executive  Officer  of Amtech  Systems,  Inc.,  dated
     December 26, 2006.

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CUSIP No. 032332-50-4                  13D                     Page 7 of 8 Pages
-------------------------                                   --------------------

                                                                       Exhibit 2

December 26, 2006

Mr. JS Whang
President, Chief Executive Officer
Amtech Systems,  Inc.
131 South Clark Drive
Tempe, AZ 85281

Dear JS:

Richard L. Scott Investments, LLC ("RLSI"), through affiliates, beneficially owns over 14% of the outstanding shares of common stock of Amtech Systems, Inc.
(the "Company"). As a former member of the Company's Board of Directors and a supportive shareholder of actions taken by the Company for almost two years, I am compelled to present my perspective regarding the Company's intent to raise
$15MM in a public offering of common stock (the "Offering"). We invested in the
Company due to the quality of the Company's management team, the strength of the
Company's brands, the competitive positioning the Company enjoys in its industry, the attractive opportunities that we see available to the Company
(particularly in the solar industry) and the fact that Amtech's stock trades at what we believe to be a low multiple of both revenues and EBITDA/Cash Flow compared to the intrinsic value of the Company. This remains applicable despite the recent increase in the Company's stock price after reporting your outstanding 4th quarter results and providing positive forward-looking comments on the conference call. As evidenced by your liquid balance sheet, capacity to borrow, and healthy order trends and backlog, the Company is well-positioned to pursue many of the opportunities that are available to it. I understand that exploiting the significant opportunities in the solar industry may require additional working capital, however, it is not in the best interest of the
Company or its existing stockholders to undertake this equity offering.

On December 19th, I signed a Non-Disclosure Agreement so that we could discuss the Company's proposed Offering. After speaking with your investment bankers,
C.E. Unterberg, Towbin, I communicated to you, Brad Anderson, the Company's CFO, and Larry Firestone, a member of the Company's Board of Directors that the offering was a mistake because (a) you have not demonstrated the need for the new capital based on the strength of your existing balance sheet, (b) you have not shown any projected return on the moneys to be raised that would cause this
Offering to not be significantly dilutive to your existing stockholders and (c)
I do not believe the Company should be raising capital in the manner it is pursuing. At approximately 4pm on December 21st, just prior to announcing the
Company's year-end results, you informed me that despite my objections, the
Company had decided to proceed with the Offering and planned to imminently file a Form S-1.

Based upon publicly-available information and my understanding of fees typically paid for investment banking services, it appears that the Company will be issuing new shares equal to approximately 60% of its' existing outstanding common shares at a valuation (as measured by Enterprise Value - taking into account the Company's cash and debt balances) that will likely represent:

     o    ~35% my estimate of '07 Revenues

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CUSIP No. 032332-50-4                  13D                     Page 8 of 8 Pages
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     o    ~4.5 times my estimate of '07 EBITDA

Since the Company has minimal capital expenditure requirements, I believe that
EBITDA is a reasonable proxy for operating cash flow.

In addition, it is my understanding the Company has over $6.4MM in cash on its balance sheet and $3.3MM in bank financing available.

It is my view that relative to both comparable companies and intrinsic value, the Offering significantly undervalues the Company and that should it proceed as planned, significant value will be transferred from existing shareholders, to shareholders participating in the Offering itself. A comparison of the trading activity in ASYS stock after the close of market hours on December 21st with that observed on December 22nd, the morning the proposed Offering was announced, seems to substantiate this view. Shareholders would be better served by waiting to raise capital until such time as the Company has a more defined use of the capital and at such time pursuing the least dilutive means to raise capital including utilizing existing bank and other debt financing alternatives. As such, we respectfully request that you immediately withdraw your S-1 registration and terminate your engagement with C.E. Unterberg, Tobin. While I am not advocating a sale of the Company at this time, as an alternative to the proposed significantly dilutive capital raise, I believe that the Company could be sold to a strategic buyer on terms that will result in appreciably more value for existing shareholders.

As shareholders of Amtech Systems, Inc., we are fortunate to be invested in a company that is performing well, as evidenced by your recent operating results, order trends and backlog. Additionally, it is clear to us that the Company has bright prospects for growth, particularly in the solar industry. We are supportive of reasonable efforts to pursue such opportunities, but disagree with the Company's plans for raising capital without a more defined return on such capital.

If you cannot convince us that the proposed Offering is in all shareholders best interest or fail to withdraw your S-1 registration, our only option will be to call a Special Meeting of Shareholders to seek the votes necessary to change the composition of the Company's Board of Directors in a manner that we believe would more closely protect the interests of existing shareholders. We hope that such actions will be unnecessary and that we can continue to work together in the best interests of the Company's stockholders.

We remain thankful for your hard work and the positive fruits of your efforts.
Unfortunately, we believe the proposed Offering is unfair to existing shareholders.

Respectfully,

Robert Averick
Managing Director